UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CyrusOne Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

23283R100
(CUSIP Number)

Christopher J. Wilson, Esq.
Vice President, General Counsel and Secretary
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900

Copies to:

William V. Fogg, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS CINCINNATI BELL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,476,835*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,476,835*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,476,835*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc., (ii) 18,108,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc.  Cincinnati Bell Inc. is the sole stockholder of Cincinnati Bell Technology Solutions Inc., which is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Inc. exercises investment discretion and control over the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,476,835*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,476,835*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,476,835*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc., (ii) 18,108,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc.  Cincinnati Bell Technology Solutions Inc. is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Technology Solutions Inc. may be deemed to beneficially own the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS DATA CENTER INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 44,476,835*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 44,476,835*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,476,835*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, a direct wholly owned subsidiary of Data Center Investments Inc., (ii) 18,108,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Data Center Investments Inc.  Data Center Investments Inc. is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Data Center Investments Inc. may be deemed to beneficially own the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS DATA CENTERS SOUTH INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,478,018.29*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,478,018.29*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,478,018.29*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON CO

* Consists of an aggregate of 24,478,018.29 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Centers South Holdings LLC, a direct wholly owned subsidiary of Data Centers South Inc.  As a result, Data Center South Inc. may be deemed to beneficially own the common units of limited partnership interest referenced above.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS DATA CENTER INVESTMENTS HOLDCO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,998,816.71*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,998,816.71*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,998,816.71*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.0%
14	TYPE OF REPORTING PERSON OO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC and (ii) 18,108,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC.

CUSIP No. 23283R100

1	NAMES OF REPORTING PERSONS DATA CENTERS SOUTH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,478,018.29*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,478,018.29*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,478,018.29*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
14	TYPE OF REPORTING PERSON OO

* Consists of an aggregate of 24,478,018.29 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Centers South Holdings LLC.

Preliminary Note

CyrusOne Inc., a Maryland corporation (the “Issuer”) was formed principally to own, operate and develop enterprise-class, carrier-neutral data center properties, and intends to be taxed and to operate in a manner allowing it to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.  The Issuer is the sole beneficial owner and sole trustee of CyrusOne GP, a Maryland statutory trust (“CyrusOne GP”), which is the sole general partner of CyrusOne LP, a Maryland limited partnership (the “Operating Partnership”).  On January 24, 2013, the Issuer completed its initial public offering (“IPO”), in which it offered and sold to the public an aggregate of 18,975,000 shares of its common stock, par value $0.01 per share (“Common Stock”).

Prior to the IPO, Data Center Investments Inc., a Delaware corporation (“DCI”), and Data Centers South Inc., a Delaware corporation (“DCS”), each an indirect wholly owned subsidiary of Cincinnati Bell Inc., an Ohio corporation (“CBI”), each entered into a contribution agreement with the Operating Partnership, pursuant to which the Operating Partnership received a contribution of direct and indirect interests in a portfolio of properties owned by CBI and certain of its subsidiaries in exchange for common units of limited partnership interest in the Operating Partnership (“OP Units”) (such contributions, together with such other transactions entered into by CBI and its subsidiaries, the Issuer and the Operating Partnership in order to consolidate the ownership of the portfolio of properties owned by CBI and certain of its subsidiaries into the Operating Partnership, facilitate the IPO, enable the Issuer to raise necessary capital to repay indebtedness owed to CBI and enable the Issuer to qualify as a REIT for U.S. federal income tax purposes, the “Formation Transactions”). In connection with the Formation Transactions: (i) the Issuer issued 374,279 shares of Common Stock to Data Center Investments Holdco LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of CBI (“DCIH”), in exchange for the satisfaction and discharge of intercompany indebtedness related to DCIH’s incurrence of certain offering expenses on behalf of the Issuer in connection with the IPO, (ii) the Operating Partnership issued 19,624,537.71 OP Units to DCI, which immediately contributed such OP units to DCIH, (iii) the Issuer issued 1,515,721 shares of Common Stock to DCIH in exchange for an equivalent number of such OP Units upon the completion of the IPO and (iv) the Operating Partnership issued 24,478,018.29 OP Units to DCS, which immediately contributed such OP Units to Data Centers South Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of CBI (“DCSH”).  CBI is the sole stockholder of Cincinnati Bell Technology Solutions Inc., a Delaware corporation (“CBTS”), which is the sole stockholder of DCI, which is the sole member of DCIH.  DCI is also the sole stockholder of DCS, which is the sole member of DCSH.  As a result, Cincinnati Bell Inc. exercises investment discretion and control over the shares of Common Stock and OP Units referenced in clauses (i) through (iv) above.

For purposes of this statement: (a) “Closing Date” means January 24, 2013; (b) “Prospectus” means the Issuer’s prospectus relating to the IPO, dated January 17, 2013, as filed by the Issuer with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on January 22, 2013; and (c) all references to the number of OP Units beneficially owned by the applicable Reporting Persons (as defined below) named herein gives effect to the approximately 2.8-to-1 OP Unit reverse split effected immediately prior to the completion of the IPO.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1649 West Frankford Road, Carrollton, TX 75007.

Item 2.  Identity and Background

The persons filing this statement are CBI, CBTS, DCI, DCS, DCIH and DCSH (each individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

CBI’s principal business is to provide data and voice communications services.  The principal business office of CBI is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The directors of CBI are Phillip R. Cox, Jakki L. Haussler, Craig F. Maier, Lynn A. Wentworth, John M. Zrno, Alan R. Schriber, Russel P. Mayer, Theodore H. Schell and Theodore H. Torbeck.  The executive officers of CBI are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, David L. Heimbach, Chief Operating Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

CBTS’s principal business is to provide a full range of managed information technology solutions.  The principal business office of CBTS is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The sole director of CBTS is Theodore H. Torbeck.  The executive officers of CBTS are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

DCI’s principal business is to act as the sole member of DCIH.  The principal business office of DCI is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The sole director of DCI is Leigh R. Fox.  The executive officers of DCI are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

DCS’s principal business is to act as the sole member of DCSH.  The principal business office of DCS is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The sole director of DCS is Leigh R. Fox.  The executive officers of DCS are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

DCIH’s principal business is to hold the shares of Common Stock and OP Units described in clauses (i) through (iii) of the Preliminary Note above.  The principal business office of DCIH is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The sole member of DCIH is DCI.  The executive officers of DCIH are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

DCSH’s principal business is to hold the OP Units described in clause (iv) of the Preliminary Note above.  The principal business office of DCSH is located at 221 East Fourth Street, Cincinnati, Ohio 45202.  The sole member of DCSH is DCS.  The executive officers of DCSH are Theodore H. Torbeck, President and Chief Executive Officer, Leigh R. Fox, Chief Financial Officer and Chief Administrative Officer, Christopher J. Wilson, Vice President, General Counsel and Secretary, and Joshua T. Duckworth, Vice President and Controller.

To the Reporting Persons’ knowledge, (i) each of Messrs. Torbeck, Fox, Heimbach, Wilson and Duckworth is principally employed by CBI in the capacity specified above and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (ii) Mr. Schell is principally employed as a Managing Director at Associated Partners LP, a private equity firm investing primarily in telecommunications infrastructure, and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (iii) Mr. Mayer is retired and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (iv) Mr. Cox is principally employed as President and Chief Executive Officer of Cox Financial Corporation, a financial planning services company, and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (v) Ms. Haussler is principally employed as Chairman and Chief Executive Officer of Opus Capital Group, a registered investment advisory firm, and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (vi) Mr. Maier is principally employed as President and Chief Executive Officer of Frisch’s Restaurants, an operator of family style restaurants, and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (vii) Mr. Schriber is principally employed as a consultant and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202, (viii) Ms. Wentworth is retired and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202 and (ix) Mr. Zrno is retired and has a business address of 221 East Fourth Street, Cincinnati, Ohio 45202.  To the Reporting Persons’ knowledge, each of the directors and executive officers listed above is a citizen of the United States.

During the last five years, none of the Reporting Persons and the directors and executive officers listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The 44,476,835 shares of Common Stock beneficially owned in aggregate by CBI consist of (i) an aggregate of 1,890,000 shares of Common Stock acquired by DCIH on the Closing Date and (ii) an aggregate of 42,586,835 OP Units acquired by DCIH and DCSH on November 20, 2012, upon completion of the contributions entered into in connection with the Formation Transactions.

Common Stock. DCIH, pursuant to the Formation Transactions described in the Preliminary Note above, acquired 374,279 shares of Common Stock in exchange for the satisfaction and discharge of intercompany indebtedness related to DCIH’s incurrence of certain offering expenses on behalf of the Issuer in connection with the IPO and 1,515,721 shares of Common Stock in exchange for an equivalent number of OP Units upon the completion of the IPO.

OP Units. DCI and DCS, pursuant to the Formation Transactions described in the Preliminary Note above, received an aggregate of 42,586,835 OP Units on November 20, 2012 in exchange for the contribution of their direct and indirect interests in a portfolio of properties owned by CBI and its subsidiaries.  Immediately following the completion of such contributions, DCI and DCS contributed such OP Units to DCIH and DCSH, respectively.  As further described in Item 6 below, each of DCIH and DCSH has the right to cause the Operating Partnership (i) to redeem some or all of such OP Units for cash equal to the number of OP Units redeemed multiplied by the then-current market value of one share of Common Stock or (ii) at the Issuer’s election, to exchange some or all of such OP Units for newly issued shares of Common Stock on a one-to-one basis, subject to adjustment.

Certain of the directors and executive officers named in Item 2 above acquired, with personal funds, beneficial ownership of shares of Common Stock through the Issuer’s directed share program established in connection with the IPO.  To the Reporting Persons’ knowledge, such shares represent less than 1% of the issued and outstanding shares of Common Stock in the aggregate and are not included in the percentages beneficially owned by the Reporting Persons.

Item 4.  Purpose of Transaction

As described in the Preliminary Note and Item 3 above, DCIH acquired common stock from the Issuer, and DCIH and DCSH acquired OP Units from the Operating Partnership in the Formation Transactions. In connection with the Formation Transactions the Reporting Persons entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the shares of Common Stock is for investment. After the IPO and the Formation Transactions, CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, will beneficially own approximately 68.9% of the Issuer based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described below). In addition, the OP Agreement (as defined below) initially grants CBI the right to nominate: (i) if there is an even number of directors, 50% of the number of directors minus one; or (ii) if there is an odd number of directors, 50% of the number of directors minus 0.5. If, in connection with a redemption request, a significant portion of CBI’s beneficially owned OP Units are exchanged for shares of Common Stock, CBI could have the ability to elect a majority of the Issuer’s directors. Pursuant to the terms of the OP Agreement, subject to certain exceptions, as long as CBI and entities controlled by CBI own at least 20% of the outstanding OP Units, CBI’s consent will be required in order for CyrusOne GP to undertake certain actions, including, among other things: amending or terminating the OP Agreement, transferring its general partnership interest or admitting an additional or successor general partner, withdrawing as a general partner or approving on behalf of the Operating Partnership a merger, consolidation or certain other change of control transactions. See Item 6 below.  As a result, CBI will have the ability to exercise significant influence over the Issuer.

Although no Reporting Person has any current specific plan or proposal to acquire, transfer or dispose of its shares of Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional shares of Common Stock or other securities of the Issuer or the Operating Partnership, or transfer or dispose of any or all of its shares of Common Stock, depending in any case upon an ongoing evaluation of such Reporting Person’s investment in the shares of Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, as further described in Item 6 below, each of DCIH and DCSH has the right to cause the Operating Partnership (i) to redeem some or all of its respective OP Units for cash equal to the number of OP Units redeemed multiplied by the then-current market value of one share of Common Stock or (ii) at the Issuer’s election, to exchange some or all of its OP Units for newly issued shares of Common Stock on a one-to-one basis, subject to adjustment.

The Issuer’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of the Issuer’s stock.  The Issuer’s charter, however, permits exceptions to be made for stockholders provided that the Issuer’s board of directors determines such exceptions will not jeopardize the Issuer’s tax status as a REIT.  The Issuer’s board of directors has granted CBI and its subsidiaries exemptions from the ownership limits applicable to other holders of Common Stock, subject to certain conditions designed to protect the Issuer’s status as a REIT, including the receipt of an Internal Revenue Service (“IRS”) private letter ruling or an opinion of counsel from a nationally recognized law firm that the exercise of any such exemption should not cause any rent payable by CBI or its subsidiaries, as applicable, to jeopardize the Issuer’s REIT status.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

CBI

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for CBI is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 42,586,835 OP Units beneficially owned by CBI.  The percentage amount set forth in Row 13 on the cover page hereto for CBI is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

(e)  Not applicable.

CBTS

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for CBTS is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 42,586,835 OP Units beneficially owned by CBTS.  The percentage amount set forth in Row 13 on the cover page hereto for CBTS is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

(e)  Not applicable.

DCI

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCI is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 42,586,835 OP Units beneficially owned by DCI.  The percentage amount set forth in Row 13 on the cover page hereto for DCI is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

(e)  Not applicable.

DCS

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCS is incorporated herein by reference. Amounts include 24,478,018.29 OP Units beneficially owned by DCS.  The percentage amount set forth in Row 13 on the cover page hereto for DCS is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the OP Units owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such OP Units.

(e)  Not applicable.

DCIH

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCIH is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 18,108,816.71 OP Units owned by DCIH.  The percentage amount set forth in Row 13 on the cover page hereto for DCIH is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

(e)  Not applicable.

DCSH

(a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCSH is incorporated herein by reference. Amounts include 24,478,018.29 OP Units owned by DCSH.  The percentage amount set forth in Row 13 on the cover page hereto for DCSH is calculated based upon 64,578,356 shares of Common Stock outstanding (comprised of 21,991,521 shares of Common Stock outstanding as of November 1, 2013 and an aggregate of 42,586,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

(c)  None.

(d)  CBI, through its investment discretion and control over the OP Units owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such OP Units.

(e)  Not applicable.

Certain of the directors and executive officers named in Item 2 above acquired beneficial ownership of shares of Common Stock through the Issuer’s directed share program established in connection with the IPO.  To the Reporting Persons’ knowledge, such shares represent less than 1% of the issued and outstanding shares of Common Stock in the aggregate and are not included in the percentages beneficially owned by the Reporting Persons.  To the Reporting Persons’ knowledge, the directors and executive officers named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock that such directors and executive officers beneficially own.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in the Preliminary Note and Item 2 above regarding certain contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 is incorporated by reference herein.

In connection with the Formation Transactions (i) DCI and DCS each entered into a contribution agreement with the Operating Partnership, pursuant to which the Operating Partnership received a contribution of direct and indirect interests in a portfolio of properties owned by CBI and certain of its subsidiaries in exchange for OP Units and (ii) CBI also received approximately $480 million in cash from the Issuer representing the repayment of intercompany indebtedness.  The foregoing summary of the Formation Transactions is qualified in its entirety by the description set forth in the Prospectus under the caption “Structure and Formation of Our Company―Formation Transactions,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference.  The foregoing summary of the contribution agreements is also qualified in its entirety by the description set forth in the Prospectus under the caption “Certain Relationships and Related Transactions―Contribution Agreements,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference, and by the full terms and conditions of such contribution agreements, copies of which are filed as Exhibits 99.5 and 99.6 herewith and incorporated herein by reference.

In connection with the initial capitalization of the Issuer, the Issuer issued 100 shares of Common Stock to CBI for total cash consideration of $1,000.  On the Closing Date, the Issuer repurchased these shares from CBI for total cash consideration of $1,000.

Each of CBI, DCIH and DCSH is a party to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of the Closing Date (the “OP Agreement”). Pursuant to the OP Agreement, each of DCIH and DCSH has the right to cause the Operating Partnership (i) to redeem some or all of its OP Units for cash equal to the number of OP Units redeemed multiplied by the then-current market value of one share of Common Stock or (ii) at the Issuer’s election, to exchange some or all of their OP Units for newly issued shares of Common Stock on a one-to-one basis, subject to adjustment as set forth in the OP Agreement.  In addition, the OP Agreement initially grants CBI the right to nominate: (i) if there is an even number of directors, 50% of the number of directors minus one; or (ii) if there is an odd number of directors, 50% of the number of directors minus 0.5. Pursuant to the terms of the OP Agreement, subject to certain exceptions, as long as CBI and entities controlled by CBI own at least 20% of the outstanding OP Units, CBI’s consent will be required in order for CyrusOne GP to undertake certain actions, including: amending or terminating the OP Agreement, transferring its general partnership interest or admitting an additional or successor general partner, withdrawing as a general partner or approving on behalf of the Operating Partnership a merger, consolidation or certain other change of control transactions.  The foregoing summary of the OP Agreement is qualified in its entirety by the description set forth in the Prospectus under the caption “Description of the Partnership Agreement of CyrusOne LP,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference, and by the full terms and conditions of such agreement, a copy of which is filed as Exhibit 99.7 herewith and incorporated herein by reference.

On January 17, 2013, DCIH entered into a Stock Subscription Agreement with the Issuer, CyrusOne GP and the Operating Partnership (the “Stock Subscription Agreement”), pursuant to which on the Closing Date (i) the Issuer issued 374,279 shares of Common Stock to DCIH in exchange for the satisfaction and discharge of intercompany indebtedness related to DCIH’s incurrence of certain offering expenses on behalf of the Issuer in connection with the IPO and (ii) the Issuer issued 1,515,721 shares of Common Stock to DCIH in exchange for an equivalent number of OP Units.  The foregoing summary of the Stock Subscription Agreement is qualified in its entirety by the full terms and conditions of such agreement, a copy of which is filed as Exhibit 99.3 herewith and incorporated herein by reference.

DCIH and DCSH entered into a registration rights agreement with the Issuer and the Operating Partnership, dated as of the Closing Date (the “Registration Rights Agreement”) with respect to the shares of Common Stock acquired in connection with the Formation Transactions or the exercise of the redemption/exchange rights under the OP Agreement. These registration rights require the Issuer to seek to register all such shares of Common Stock effective as of that date which is 14 months following the Closing Date pursuant to a “shelf” registration statement under the Securities Act. In the event the Issuer fails to file this “shelf” registration statement or, if filed, fails to maintain its effectiveness, DCIH and DCSH will have the right (subject to certain limitations) to require the Issuer to register all such shares of Common Stock, provided that the Issuer will not be required to effect more than three such demand registrations in any 12 month period.  DCIH and DCSH also have the right (subject to certain limitations) to have their shares of Common Stock included in any registration statement the Issuer files for an underwritten public offering.  The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the description set forth in the Prospectus under the caption “Shares Eligible for Future Sale―Registration Rights,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference, and by the full terms and conditions of such agreement, a copy of which is filed as Exhibit 99.8 herewith and incorporated herein by reference.

Pursuant to a lock-up letter entered into by CBI and the underwriters in connection with the IPO, dated as of January 17, 2013 (the “Lock-Up Letter”), CBI agreed not to sell or otherwise transfer or encumber any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (including OP Units) beneficially owned by it for 12 months.  The Lock-Up Letter expired pursuant to its terms on January 17, 2014.  The foregoing summary of the Lock-Up Agreement is qualified in its entirety by the description set forth in the Prospectus under the caption “Shares Eligible for Future Sale―Lock-up Agreements and Other Contractual Restrictions on Resale,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference, and by the full terms and conditions of such agreement, a copy of which is filed as Exhibit 99.4 herewith and incorporated herein by reference.

The Issuer’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of the Issuer’s stock.  The Issuer’s charter, however, permits exceptions to be made for stockholders provided that the Issuer’s board of directors determines such exceptions will not jeopardize the Issuer’s tax status as a REIT.  The Issuer’s board of directors has granted CBI and its subsidiaries exemptions from the ownership limits applicable to other holders of Common Stock, subject to certain conditions designed to protect the Issuer’s status as a REIT, including the receipt of an IRS private letter ruling or an opinion of counsel from a nationally recognized law firm that the exercise of any such exemption should not cause any rent payable by CBI or its subsidiaries, as applicable, to jeopardize the Issuer’s REIT status.  The foregoing summary of CBI’s exemption from the REIT ownership limits is qualified in its entirety by the description of such exemption as set forth in the Prospectus under the caption “Description of Securities―Restrictions on Ownership and Transfer,” which description is filed as Exhibit 99.2 herewith and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1
Joint Acquisition Statement, dated as of February 28, 2014, by and among Cincinnati Bell Inc., Cincinnati Bell Technology Solutions Inc., Data Center Investments Inc., Data Centers South Inc., Data Center Investments Holdco LLC and Data Centers South Holdings LLC (filed herewith).

Exhibit 99.2	Selected sections from the Prospectus as incorporated by reference into Item 6 of this Schedule 13D (filed herewith).
Exhibit 99.3	Stock Subscription Agreement, dated as of January 17, 2013, by and among Data Center Investments Holdco LLC, CyrusOne Inc., CyrusOne GP and CyrusOne LP (filed herewith).
Exhibit 99.4	Cincinnati Bell Inc. Lock-Up Letter (filed herewith).
Exhibit 99.5
Contribution Agreement dated as of November 20, 2012, by and among CyrusOne LP and Data Centers South Inc. (Incorporated by reference to Exhibit 10.1 of Form 10-K, filed by CyrusOne Inc. on March 29, 2013 (Registration No. 001-35789).)

Exhibit 99.6
Contribution Agreement dated as of November 20, 2012, by and among CyrusOne LP and Data Center Investments Inc. (Incorporated by reference to Exhibit 10.2 of Form 10-K, filed by CyrusOne Inc. on March 29, 2013 (Registration No. 001-35789).)

Exhibit 99.7	Amended and Restated Agreement of Limited Partnership of CyrusOne LP. (Incorporated by reference to Exhibit 10.1 of Form 8-K, filed by CyrusOne Inc. on January 25, 2013 (Registration No. 001-35789).)
Exhibit 99.8
Registration Rights Agreement, dated January 24, 2013, by and among CyrusOne Inc., CyrusOne GP, CyrusOne LP and Data Center Investments Holdco LLC and Data Centers South Holdings LLC. (Incorporated by reference to Exhibit 1.2 of Form 8-K, filed by the Registrant on January 25, 2013 (Registration No. 001-35789).)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2014

CINCINNATI BELL INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTERS SOUTH INC.

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS HOLDCO LLC

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary

DATA CENTERS SOUTH HOLDINGS LLC

By:	/s/ Christopher J. Wilson
Name: Christopher J. Wilson
Title: Vice President, General Counsel and Secretary